Exhibit 99.2

BROOKFIELD INFRASTRUCTURE CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders

June 16, 2022

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation”) was held on Thursday, June 16, 2022 at 9:00 a.m. (New York City time) in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 46,071,383 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 62.61% of the Corporation’s 73,587,404 issued and outstanding Exchangeable Shares on the record date for the Meeting, and one class B multiple voting share (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 220,762,212 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the Meeting. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	248,352,731	94.25%	15,138,045	5.75%
William Cox	261,501,381	99.24%	1,989,395	0.76%
John Fees	259,050,092	98.31%	4,440,683	1.69%
Roslyn Kelly	263,330,844	99.94%	159,933	0.06%
John Mullen	259,579,478	98.52%	3,911,298	1.48%
Daniel Muñiz Quintanilla	261,202,595	99.13%	2,288,180	0.87%
Anne Schaumburg	261,526,166	99.25%	1,964,611	0.75%
Rajeev Vasudeva	263,139,508	99.87%	351,268	0.13%

Appointment of Auditors

The resolution to reappoint Deloitte LLP as the external auditor of the Corporation to serve until the end of the next Annual Meeting of Shareholders and to authorize the directors to set the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class.

Votes For	%	Votes Withheld	%
266,777,529	99.98%	55,762	0.02%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: General Counsel and Corporate Secretary

Dated: June 16, 2022